                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                         REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FOR THE MONTH OF FEBRUARY 2011

                              TELECOM ITALIA S.p.A.
                 (Translation of registrant's name into English)

                              Piazza degli Affari 2
    20123 Milan, Italy
                     (Address of principal executive offices)

          Indicate by check mark whether the registrant files
          or will file annual reports under cover of Form 20-F or Form 40-F:

                          FORM 20-F [X]   FORM 40-F [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(1): [ ]

          Indicate by check mark if the registrant
          is submitting the Form 6-K in paper
          as permitted by Regulation S-T Rule 101(b)(7): [ ]

          Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
          under the Securities Exchange Act of 1934.

                               YES [ ]     NO [X]

          If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

PRESS RELEASE

TRENTINO:  A  NEW APPROACH  IN THE DEVELOPMENT OF FIBRE-OPTIC TELECOMMUNICATIONS NETWORKS

Provincial government-Telecom Italia agreement to cover 60% of homes via a mixed public/private company

Trento, 8 February 2011

Lorenzo Dellai, President of the Autonomous Province of Trento, and Franco Bernabè, CEO  of Telecom Italia, today signed a preliminary agreement that sets out a path for building a next-generation fibre-optic network  (NGN or Next Generation Network). Over the next few months, this should lead to the signature of a final public/private partnership agreement that establishes a public/private joint venture – the first of its kind in Italy for NGN infrastructure – to ensure fibre connection to more than 150,000 properties, corresponding to around 60% of all properties in the province.

This agreement has been reached within the framework of  an open-ended consultation of industry players, is in compliance with the principles of transparency and non-discrimination and followed  the 16 December 2010 foundation of the Trentino NGN Srl company. Trentino NGN Srl is set to build, maintain and supply “passive” access network infrastructure to carriers, and accept the ingress of other partners.

The Telecom Italia project has been acknowledged as worthy of consideration by the Province of Trento. In observance of applicable law and regulations, and any guidance that may be issued by relevant industry authorities, the project will facilitate the fiber rollout providing end-use benefits to local government bodies, health authorities, the university, local research facilities, enterprise and citizens in general.

As part of the project, the provincial government will contribute €60 million in capitalization to Trentino NGN Srl. Telecom Italia could endow the company with assets in two phases:

-

An “initial assignment” of stretches of piping, underground ducting and piling within the province;

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A “subsequent assignment” of its proprietary copper access network within the province.

After the final agreement has been signed, Telecom Italia may be granted the right to exercise an option to buy out the provincial government’s stake.

Moreover, in order to bring down costs and reduce NGN network building times, an assessment will be conducted on the appropriateness and economic feasibility of re-purposing existing civil infrastructure in the area.

Lorenzo Dellai, President of the Autonomous Province of Trentino, declares: “The future of Trentino lies along a digital superhighway that will enhance the area’s competitiveness through connectivity and new services for local government, enterprise and individuals. Trentino is working hard to upgrade and deploy the best tools to rise to the challenges that await us. Our objective is to plan and act with a global mentality while leveraging our local identity, in which cohesion plays a key, underlying role. Above all else, autonomy means responsible management of local resources in an approach based on value for money and efficiency. We have already begun working on the 900 km-long fibre-optic backbone that will close the digital divide between towns and outlying areas. A number of our most promising resources are located in such outlying areas; we cannot and will not forsake them.”

Telecom Italia CEO Franco Bernabè says: “Today’s agreement with the Autonomous Province of Trento is another major part of Telecom Italia’s strategy for equipping Italy with a next generation fibre-optic network. This public/private partnership will speed up investments in fibre optics, and at the same time guarantee economic sustainability. Telecom Italia is moving ahead with its NGN project to provide 50% fibre optic coverage of the Italian population by 2018.” Mr Bernabè concludes: “We are convinced that building this infrastructure and the roll-out of the services that the new network enables is key to Italy’s economic and social advancement”.

Autonomous Province of Trento
Press Office
+39 0461 492662
http://www.provincia.tn.it

Telecom Italia

Press Office

+39 06 3688 2610

http://www.telecomitalia.com/media

Telecom Italia

Investor Relations

+39 06 3688 3113

http://www.telecomitalia.com/investorrelations

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward - looking statements. The press release included in this Form 6-K contains certain forward -looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as "believes," "may," "is expected to," "will," "will continue," "should," "seeks" or "anticipates" or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1. the continuing impact of increased competition in a liberalized market, including competition from established domestic competitors and global and regional alliances formed by other telecommunications operators in our core Italian domestic fixed-line and wireless markets;

2. our ability to restructure our organizational model from one based on technology (fixed and mobile) to one based on customer segments (consumers, SOHOs, SMEs, Corporates) in order to focus on customers and their needs in utilizing our products and services;

3. our ability to utilize our relationship with Telefónica to attain synergies primarily in areas such as network, IT, purchasing, sales activities in Germany and international mobile roaming;

4. our ability to introduce new services to stimulate increased usage of our fixed and wireless networks to offset declines in the traditional fixed-line voice business due to the continuing impact of regulatory required price reductions, market share loss, pricing pressures generally and shifts in usage patterns;

5. our ability to successfully implement our internet and broadband strategy both in Italy and abroad;

6. our ability to successfully achieve our debt reduction targets;

7. the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

8. the impact of economic development generally on our international business and on our foreign investments and capital expenditures;

9. our services are technology-intensive and the development of new technologies could render such services non-competitive;

10. the impact of political and economic developments in Italy and other countries in which we operate;

11. the impact of fluctuations in currency exchange and interest rates;

12. our ability to successfully implement our strategy over the 2010-2012 period;

13. our ability to build up our business in adjacent markets (pay-TV and IT services) and in international markets (particularly Brazil in mobile telecommunications and Europe-Germany-in BroadBand), due to our specialist and technical resources;

14. our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil on mobile and in Europe on BroadBand;

15. the amount and timing of any future impairment charges for our licenses, goodwill or other assets; and 16. the outcome of litigation, disputes and investigations in which we are involved or may become involved.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:      February 8th, 2011

                                                      TELECOM ITALIA S.p.A.

                                              BY: /s/ Riccardo Amerigo Pettazzi
                                                  ---------------------------------
                                                      Riccardo Amerigo Pettazzi
                                                      Company Manager